Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Solutions Vending International, Inc.
997 N Fourth Street
Columbus, OH 43201
www.popcom.shop

Up to $762,736.15 in Class A Common Stock at $0.55
Minimum Target Amount: $9,999.55

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Solutions Vending International, Inc.
Address: 997 N Fourth Street, Columbus, OH 43201
State of Incorporation: DE
Date Incorporated: October 01, 2012

Terms:

Equity

Offering Minimum: $9,999.55 | 18,181 shares of Class A Common Stock
Offering Maximum: $762,736.15 | 1,386,793 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $0.55
Minimum Investment Amount (per investor): $250.25

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>**Company Perks***</u>

$250 Perk: Silver Tier

- Access to PopCom Investor Meet & Greet in a US City, as and when scheduled*
- Access to exclusive PopCom Investor Facebook Group
- *Transportation and lodging not included.

$500 Perk: Gold Tier

- Everything in the Silver Tier
- Shout out on Instagram

$2,500 Perk: Platinum Tier

- Everything in the Gold Tier
- Recognition on PopCom Website

$5,000 Perk: Emerald Tier

- Everything in the Platinum Tier
- Permanent recognition on PopCom showroom wall

$10,000 Perk: Diamond Tier

- Everything in the Emerald Tier
- 2 VIP Tickets to PopCom Investor Summit in Columbus, Ohio, and dinner with executive management (currently planned for the fourth quarter of 2020)

All perks occur when the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Solutions Vending International, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $0.55/ share, you will receive and own 110 shares for $55. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

We have developed a proprietary kiosk, the PopShop, and an accompanying software platform, that allows brands and retailers to, among other things, sell and/or dispense their products and track and improve revenue through, such features as demographic ad targeting, advanced payment features, inventory management, and sales tracking and data analytics. We use computer vision, facial recognition, and machine learning to collect customer data at the point of sale or order, including customer age, gender, emotion, and engagement. In addition to selling our kiosks to brands and retailers and licensing them our software platform on a subscription basis, we intend to license our proprietary API to third party kiosk and vending machine manufacturers to incorporate the functionality of our software into their existing and new machines. Our mission is to equip entrepreneurs and brands with ready retail solutions that allow rapid retail expansion, incredible customer experiences, and powerful sales data. We do not intend to operate or dispense products from our kiosks.

Competitors and Industry

We face competition from various entities in the vending machine and kiosk industry such as Zoom Systems/SWYFT, and new startups are continually launching in the marketplace. In the cannabis industry, a handful of retailers have tried launching cannabis vending machines, however, they have discontinued them. Greenbox Robotics has announced a plan to roll out automatic cannabis dispensing machines. Many of these competitors have substantially greater financial resources than we have, and we may not be able to compete with them.

Current Stage and Roadmap

Current Stage

Since our 2019 crowdfunding campaign we have developed three market-ready products:

1. PopShop Kiosk - Digital Pop-up Shop (vending machine) that dispenses products. This product is now in the manufacturing stage after successfully developing a working prototype in January 2020 and launching it at the CES and NRF tradeshows. We are now accepting orders for our first manufacturing run to be delivered in Q2-2020.

2. PopCom Kiosk / API - ordering and translation kiosk that does not dispense product, however, incorporates our software. We have successfully completed the development of our software and are now in the process of packaging it for commercialization. We are working to secure manufacturing partners to integrate our software at scale.

3. PopCom age verification system for regulated products: we have completed development on the software that allows vending machines to sell cannabis/alcohol/pharma by verifying the identity and managing the data on the blockchain. We have leveraged third-party blockchain technology allows for the secure management of customer data and enable the compliant sale of regulated products including cannabis, pharmaceuticals, tobacco, gaming products and alcohol from vending machines and kiosks. We have developed a working prototype to a paying customer.

Sales and Marketing RoadMap

We plan to sell our kiosks to brands and retail partners to deploy in high traffic areas such as airports, malls, conference facilities, college campuses, and to market and license the PopCom API to the kiosk and vending machine manufacturers and operators. Our target market includes the following:

Retailers and brands seeking a new direct to customer distribution solution to sell and sample products and/or generate leads using vending machines and kiosks, and

Licensed regulated retailers (e.g. Cannabis dispensaries, pharmacies, etc) seeking an automated solution to dispense products while remaining regulatory compliant.

We currently have an internal sales team that has a strong existing pipeline of customers, that have been secured through trade show attendance, speaking engagements, and sales presentations. We receive sales leads generated by our CEO's thought leadership in nationally published reports in the automated retail industry and countless media features. We also receive leads generated from our website. We are working on strategic partnerships with vending machine and kiosk manufacturers to license our PopCom API.

Our business plan contemplates selling our PopShop Kiosks and PopCom Kiosks to brands and retailers, for a retail price of approximately $20,000, and $8,000, respectively. We also intend to charge a monthly subscription fee for our PopCom API. As currently contemplated, the base monthly subscription fee will be $400.00.

We plan on charging $250.00 to retrofit existing kiosks and vending machines with our software and plan on securing a third-party vending company to perform such installations. We also plan on charging subscription fees of $250.00 per month for data and analytics.

Manufacturing and Development RoadMap

We have designed our PopShop Kiosk with the assistance of a third party development firm. While Shenzhen shall manufacture the first PopShop Kiosk, we intend to work with Kiosk Information Systems based in Louisville, Colorado to manufacture additional PopShop Kiosks. Shenzhen has produced one fully functioning PopShop Kiosk prototype. We have a patent-pending on the design of the PopShop Kiosk.

Our API is in test staging and fully working on our prototype kiosks, however, we are still actively developing new features. We anticipate production software deployment prior to shipping our first machines.

The Team

Officers and Directors

Name: Dawn Dickson

Dawn Dickson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Secretary, Chief Financial Officer and Director
  Dates of Service: October 01, 2012 - Present
  Responsibilities: Customary responsibilities of Chief Executive Officer, Secretary, Chief Financial Officer and Director, such as managing all aspects of the business. Dawn Dickson receives annual compensation of $12,200.

- **Position:** Founder
  Dates of Service: April 12, 2011 - Present
  Responsibilities: Founder of the company and primary shareholder

Other business experience in the past three years:

- **Employer:** Flat Out of Heels, LLC
  Title: Founder
  Dates of Service: April 12, 2011 - Present
  Responsibilities: Approve hires and operating budget

Name: Dan Rockwell

Dan Rockwell's current primary role is with Big Kitty Labs, LLC. Dan Rockwell currently services 35 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: April 01, 2018 - Present
  Responsibilities: Chief Technology Officer. Dan Rockwell receives annual compensation of $75,000.

Other business experience in the past three years:

- **Employer:** Big Kitty Labs, LLC
  Title: Chief Executive Officer
  Dates of Service: February 01, 2019 - Present
  Responsibilities: Chief Executive Officer

Name: Brian Brackeen

Brian Brackeen's current primary role is with Lightship Capital. Brian Brackeen currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 01, 2019 - Present
  Responsibilities: Director

Other business experience in the past three years:

- **Employer:** Lightship Capital
  Title: Managing Partner
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Brian is responsible for fund operations and leads the AI development team.

Other business experience in the past three years:

- **Employer:** Kairos Inc
  Title: Chief Executive Officer and Director
  Dates of Service: January 01, 2012 - June 01, 2019
  Responsibilities: Founded and managed the face recognition innovator, Kairos,

Inc.

Name: Alexa McCulloch

Alexa McCulloch's current primary role is with Techstars. Alexa McCulloch currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 01, 2019 - Present
  Responsibilities: Director

Other business experience in the past three years:

- **Employer:** NetCloak Inc
  Title: Chairman and Chief Executive Officer
  Dates of Service: October 01, 2018 - October 01, 2019
  Responsibilities: Was the Chairman and Chief Executive Officer at NetCloak Inc. a cybersecurity enterprise SaaS company.

Other business experience in the past three years:

- **Employer:** Pacific Heart, Lung, and Blood Institute
  Title: Board Director and Treasurer
  Dates of Service: October 01, 2016 - May 01, 2019
  Responsibilities: Board Director and Treasurer

Other business experience in the past three years:

- **Employer:** Central London Community Healthcare NHS Trust
  Title: Independent Director
  Dates of Service: December 01, 2009 - April 01, 2014
  Responsibilities: Independent Director

Other business experience in the past three years:

- **Employer:** Techstars
  Title: Mentor and Advisor
  Dates of Service: April 01, 2017 - Present
  Responsibilities: Mentor and Advisor

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the retail industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company

performing below expectations, which could adversely impact the value of your investment.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our PopShop. Delays or cost overruns in the development of our PopShop and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Solutions Vending International, Inc. was formed on April 5, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all

business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Solutions Vending International Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and no revenue. If you are investing in this company, it's because you think that the PopShop is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our financial statements include a going concern note.
Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Risks of borrowing.
We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Our intellectual property could be unenforceable or ineffective.
One of our most valuable assets is our intellectual property. We have one pending design patent application (hardware) and one pending utility patent application (software), and plan to explore other opportunities to patent parts of our core technology; however, such patents may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or

market our kiosks and/or the underlying software and the PopCom API, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology in order to safeguard our competitive edge against competitors. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease deploying our kiosks or the PopCom API, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

We may not successfully launch the our kiosks and the Popcom API, and even if successfully launched, we may not be able to successfully maintain our kiosks or the Popcom API.

We view the commercial distribution of our kiosks and the licensing of the Popcom API as key commercial milestones. While the design files for our kiosks have been completed and the fully functional hardware prototype was completed in late 2019, there may be delays and/or we may not successfully sell our kiosks, or license the Popcom API. Even if our kiosks are successfully launched and the Popcom API is successfully licensed, they may not meet investor or marketplace expectations. Furthermore, despite good faith efforts to commercialize and further develop our kiosks and the Popcom API, they may experience malfunctions or otherwise fail to be adequately developed or maintained, which may negatively impact us.

Product improvements.

In order to compete, we need to rapidly make updates to and enhance our product offerings as the market demands. The development of such updates and enhancements to our products will require capital funding, expertise of management and time and effort in order to be successful. It is possible that any future updates or enhancements may never be developed or released. Even if successfully developed and released, such updates or enhancements may not be successful and may not result in an increase in revenue.

We depend on technology and advanced information systems, which may fail or be

subject to disruption.

Our software applications, and other interfaces or applications built upon our platform are still unproven, and there are no assurances that our kiosks and the software on which they rely will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our kiosks or the PopCom API. Further, our software systems may be the target of malicious attacks seeking to identify and exploit weaknesses in our kiosks, the PopCom API or the underlying software. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business. The integrity, reliability, and operational performance of our information technology ("IT") infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. While we have taken several measures to safeguard against a failure of our IT infrastructure, including utilizing Amazon Web Services ("AWS") and physical hard drives as backup systems and storing source code in Github repositories, any failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects. We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects. We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects. We will store investor, customer and vendor personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely damaged, and we could incur significant liability. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and any third-party hosting faciliy that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures.

We will store personally identifiable information of consumers which is subject to vast regulation.

Despite that the current version of our software captures and stores only limited demographic information about consumers, such as gender, age, emotion and engagement, we may be or become subject to federal, state, provincial and foreign laws regarding privacy and protection of data. Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Evolving regulations regarding personal data and personal information, in the European Union and elsewhere, including, but not limited to, the General Data Protection Regulation, which we refer to as GDPR, the California Consumer Privacy Act of 2018 and similar privacy laws in other states and jurisdictions, may limit or inhibit our ability to operate or expand our business. Such laws and regulations require or may require us to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Such laws and regulations could restrict our ability and our customers' ability to collect and use personal information, which may reduce demand for our solutions. Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public's perception of our kiosks and software. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism. Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products.

We may experience significant delays or other complications in manufacturing kiosks, which could harm our brand, business, prospects, financial condition and operating results.

We may experience significant delays or other complications in bringing to market our kiosks. We will rely on third party contract manufacturers to produce our kiosks, and have not yet entered into a manufacturing agreement. Any significant delays or other complications in securing a third party manufacturer, or manufacturing of our kiosks, including, but not limited to, complications associated with production or supply chain, or regulatory approvals, could materially damage our brand, business, prospects, financial condition and operating results.

If we are unable to address the service requirements of our future customers our business will be materially and adversely affected.

If we are unable to successfully address the service requirements of our future customers, our business and prospects will be materially and adversely affected. We anticipate the level and quality of the service we provide our customers will have a direct impact on the success of our kiosks and the PopCom API. If we are unable to satisfactorily service our customers, our ability to generate customer loyalty, grow our business, sell our kiosks and license our PopCom API, could be impaired.

If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for manufacturing, marketing, selling and distributing and servicing our kiosks and software applications, relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. We will incur significant costs related to compensating our personnel and consultants. Many of the factors that impact our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

If our kiosks, the PopCom API or the underlying software, fail to perform as expected, we may have to recall our products and our ability to develop, market and sell our kiosks and license our PopCom API, could be harmed.

Our kiosks and third party kiosks retrofitted with our technology, may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair, and our software may not perform as expected. While we intend to perform extensive internal testing, we will have a limited frame of reference by which to evaluate the performance of our kiosks, the PopCom API and the underlying software. There can be no assurances that we will not be required to recall kiosks in the future. There can be no assurance that we will be able to detect and fix any defects in our kiosks, the PopCom API or the underlying software, prior to their sale or license. Any product defects or any other failure of our kiosks, the PopCom API or the underlying software to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects

Failure to obtain permitting for the sale of Regulated Products.

Our business plan includes using our software to manage customer data securely and enable the compliant sale of regulated cannabis, pharmaceuticals, tobacco, gaming, alcohol or other regulated products ("Regulated Products") from a vending machine or kiosk. While our customers, and not us, will dispense and sell products from our kiosks, laws may exist in certain states or other jurisdictions, or may be passed, that prohibit the sale of all or certain Regulated Products through vending machines and kiosks. Assuming applicable laws permit the dispensing of such regulated products through vending machines and kiosks, we and/or our retailer and brand customers, may need to obtain permits from the jurisdictions in which such regulated products are dispensed. If we and/or our retailer and brand customers are not able to obtain or maintain such permits, they would be unable to dispense such Regulated Products in those jurisdictions, which, in turn, could negatively impact our business, operations and financial condition.

Regulated Industries.
The Federal Controlled Substances Act (the "CSA") classifies cannabis as a Schedule I controlled substance and makes cannabis use and possession illegal on a national level. The United States Supreme Court has ruled that the Federal Government has the right to regulate and criminalize cannabis, even for medical purposes, and thus Federal law criminalizing the use of cannabis remains in effect notwithstanding state laws that legalize its use. However, the Obama Administration effectively stated that it was not an efficient use of resources to direct Federal law enforcement agencies to prosecute those lawfully abiding by state-designated laws allowing the use and distribution of medical and recreational cannabis. Yet, there is no guarantee that the Trump Administration or future administrations will not change Department of Justice ("DOJ") policy regarding the low-priority enforcement of Federal drug laws in states where cannabis has been legalized. Any such change in the Federal Government's enforcement of Federal laws could cause significant financial damage to us. Since Federal law criminalizing the use of cannabis preempts state laws that legalize its use, strict enforcement of Federal law regarding cannabis would likely result in our inability to proceed with our business plan with respect to selling our kiosks or licensing our software to retailer and brand customers who intend to dispense cannabis products. In addition, while our customers, and not us, will dispense products from our kiosks, if our customers dispense cannabis and other regulated products from our kiosks, we could be deemed to be involved in, or aiding and abetting, the sale and/or distribution of cannabis or other regulated products in violation of the CSA and other laws. Adverse actions taken by the federal government may lead to delays in that aspect of our business operations, disruptions to our revenue streams, losses of substantial assets and potentially substantial litigation expenses. It is possible that Federal or state legislation could be enacted in the future that would prohibit us from participating in the cannabis and other regulated markets, and if such legislation were enacted, it could cause revenues to decline or our inability to grow revenues as we anticipate. In addition, the laws of foreign jurisdictions could prevent us from participating in the cannabis and other regulated markets. Management cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can the they determine what effect additional

governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

XPOP Tokens, if issued, may be deemed securities under the Securities Act.
XPOP Tokens, if developed and issued, would be used to settle transaction fees between retailers, regulators, researchers, consumers and us within the blockchain ecosystem we plan to develop While we believe that XPOP Tokens will not constitute securities under the Securities Act, the determination of whether an instrument is a "security" for purposes of the US securities law depends on the relevant facts and circumstances, and there is a risk that applicable regulatory authorities will deem XPOP Tokens to be securities at the time of issuance, if such issuance occurs. We will endeavor to make a final determination of whether XPOP Tokens are securities prior to the time that any XPOP Tokens are issued. In conjunction therewith, we may decide to seek formal or informal input from the SEC staff. Unless XPOP Tokens are deemed not to be securities under the Securities Act, XPOP Tokens will be subject to significant restrictions on resale and transfer in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144 of the Securities Act.

This Offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.
We are offering Class A Shares in the amount of up to $762,736.15 in this Offering but may sell much less. The Offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

If we cannot raise sufficient funds, we may not succeed.
Even if the maximum amount is raised in this Offering, we may need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons outside our control, such as another downturn in the economy, we may not survive.

Because no public trading market for our Class A Shares currently exists, it will be difficult for you to sell your Class A Shares and, if you are able to sell your Class A Shares, you may have to sell them at a substantial discount to the price you paid for the Class A Shares.
There is no public market for our Class A Shares. Until our Class A Shares are listed on an exchange, if ever, you may not sell your Class A Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Class A Shares promptly or at all. If you are able to sell your Class A Shares, you may have to sell them at a substantial discount to the price you paid for the Class A Shares.

Investors in our Class A Shares have no voting rights.

Subject to applicable law and, except as mentioned in our organizational documents, the holders of Class A Shares have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Class A Shares disapprove. In assessing the risks and rewards of an investment in the Class A Shares, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, employees and holders of our voting shares, to make appropriate decisions in respect to our management, and the holders of Class A Shares will be subject to the decisions of our directors, officers, employees and holders of our voting shares.

Our CEO owns all of our voting shares.

As of the date of this Offering Circular, Dawn Dickson, our Chief Executive Officer, Chief Financial Officer, Secretary and a director, owns all of our Class B Common Stock, which are our only voting securities, and therefore, controls 100% of the voting power. Therefore, Ms. Dickson is able control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power may have the effect of delaying or preventing a change in control, which may not be in the best interest of our other stockholders.

The Subscription Agreement includes an exclusive venue provision.

Pursuant to our Subscription Agreement, investors will be agreeing that the State of Ohio will be the sole and exclusive forum for, among other things, (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law; (iv) any action, suit or counterclaim arising out of the Subscription Agreement; or (v) any other action arising under the Securities Act or the Securities Exchange Act. Therefore, investors may be compelled to travel to Ohio to prosecute or defend any claims involving us. This provision may limit a holder's ability to bring a claim against the company and its directors, officers, or other employees, in a judicial forum that it finds favorable for disputes, and therefore, may discourage lawsuits with respect to such claims.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these agreements.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement. By signing this agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.   If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the subscription agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.   If you bring a claim against the company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.   Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of Class A Shares or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

We are not likely to pay cash dividends in the foreseeable future.
We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

One or more of our classes of shares may be subject to registration under the Exchange Act.
Companies with total assets above $10 million and more than 2,000 holders of record of its equity securities, or 500 holders of record of its equity securities who are not accredited investors, at the end of their fiscal year, must register that class of equity securities with the SEC under the Exchange Act. There are currently over 2,000 holders of our Class A Shares. If and when we are deemed to have assets above $10 million, we could be required to register our Class A Shares with the SEC under the Exchange Act, which would be a laborious and expensive process. In addition, if such registration takes place, we will have materially higher compliance and reporting costs going forward.

Foreign securities laws.
Prior to accepting any subscriptions from residents of foreign jurisdictions, we intend to consult with local counsel to ensure we accept any such subscription in compliance

with local law. If, however, we accept any subscriptions and fail to comply with local law, it may subject us to regulatory actions in such foreign jurisdictions.

Investing in our Class A Shares involves risk.

Investing in our Class A Shares involves risk. In evaluating us and an investment in our Class A Shares, careful consideration should be given to the following risk factors, in addition to the other information included in this Offering Circular. Each of these risk factors could materially adversely affect our business, operating results or financial condition, as well as adversely affect the value of an investment in our Class A Shares. The following is a summary of the risk factors that we currently believe make this Offering speculative or substantially risky. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Dilution.

We are engaging in a concurrent offering under Regulation A+ to sell up to 9,090,909 in Class A Shares at $0.55 per share, which will result in dilution of your investment.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. Due to our subscription-based business model, the effect of COVID-19 may not be fully reflected in our results of operations until future periods, if at all. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dawn Dickson	20,000,000	Class B Common Stock	100.0

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, 2020 Convertible Notes, and Warrant. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,386,793 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 40,000,000 with a total of 24,744,512 outstanding.

Voting Rights

There are no voting rights associated with Class A Common Stock.

Material Rights

The holders of Common Stock, regardless of class, will be entitled to receive pro rata dividends, if any, declared by our Board of Directors out of legally available funds, based on the number of shares of Common Stock that they hold, bears to the total number of outstanding shares of Common Stock, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future. In the event of our voluntary or involuntary liquidation, dissolution or winding up, our merger or consolidation which results in a change of control, a sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by us of all or substantially all of our assets, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future, the resulting consideration shall be distributed among the holders of shares of Common Stock, regardless of class, pro-rata based on the number of shares of Common Stock held by each such holder.

The holders of Class A Shares have no voting rights, except as provided under Delaware law, which include the right to vote on an amendment to our Certificate of Incorporation if the amendment would increase or decrease the par value of the Class A Shares, or alter or change the powers, preferences, or special rights of the Class A Shares, so as to affect them adversely.

The holders of Common Stock have no preemptive, subscription, redemption or conversion rights.

Class B Common Stock

The amount of security authorized is 20,000,000 with a total of 20,000,000 outstanding.

Voting Rights

The holders of Class B Shares are entitled to one vote per share.

Material Rights

As of the date of this Form-C, Dawn Dickson, our Chief Executive Officer, Chief Financial Officer, Secretary, and sole director, owns 20,000,000 Class B Shares, which constitute 100% of our voting power.

2020 Convertible Notes

The security will convert into Whatever equity is being offered as part of the the qualified financing (i.e., an offering of at least $250k, which is the triggering event). if there are no qualified financings prior to the maturity, then the holder can, upon or after the maturity date, elect to be converted into common stock (class a). and the terms of the 2020 Convertible Notes are outlined below:

Amount outstanding: $30,000.00
Maturity Date: February 12, 2022
Interest Rate: 8.0%
Discount Rate: 0.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: When the Company issues and sells shares of its capital stock on or before the date of the Maturity Date in an arms-length equity financing resulting in gross proceeds to the Company of at least $250,000 (a "Qualified Financing").

Material Rights

On a fully diluted basis, these outstanding notes would currently convert to 90,762 of Class A common stock.

Note

The $30,000 comprises of 3 different notes with exactly the same terms with the exception of the matuiry date. Note 1 (for $10K) - January 10, 2022; Note 2 (for $5K) - February 6, 2022; and Note 3 (for $15K) - February 12, 2022.

This following is language taken from the Notes.

Sale of the Company. Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Holder at least five days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay the Holder an aggregate amount equal to the greater of (x) the aggregate amount of principal and unpaid accrued interest then outstanding under this Note or (y) the amount the Holder would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and unpaid accrued interest then outstanding under this Note had been converted into shares of the Company's common stock at a conversion price equal to the quotient of $15,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the closing of such Sale of the Company (assuming full conversion or exercise of all convertible and in-the-money exercisable securities then outstanding including the Company's shares reserved for future issuance under the Company's equity incentive plans, but excluding the shares of the Company issuable upon the conversion of this Note or convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)).

For purposes of the section above, "*Sale of the Company*" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's then outstanding voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted, or a combination thereof.

Warrant

The amount of securities outstanding is 668,688.

Material Rights

The Company only has one warrant (the "Warrant") outstanding, which was issued to Rev1 Holdings. Rev1 Holdings was awarded this Warrant as part of an investment in a convertible note. The number of shares issuable to Rev1 Holdings pursuant to the Warrant depends on the number of shares issuable to Rev1 Holdings pursuant to the conversion of its convertible note. As such, because Rev1 Holdings was issued 668,688 Class A shares upon the conversion of its convertible note on 4/19/2019, it will be entitled to receive 668,688 shares of Class A stock once it elects to exercise its

Warrant (as of date, Rev1 Holdings has not exercised its Warrant).

What it means to be a minority holder

As a minority holder of Solutions Vending International, Inc. of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Dilution means a reduction in value, control or earnings of the shares an investor owns.

Immediate dilution

An early-stage company typically sells its securities to its founders and early employees (collectively, "Founders") at very low prices because, in most cases, they provide services to the business but are not paid market wages. Likewise, when a business is seeking financing to begin its operations, the prices at which it may sell its securities to early investors, often family members or friends, are low (collectively, we refer to early private placement investors as the "Private Placement Investors"). Later in its development, when the business seeks cash investments from new, unrelated investors, like you and the investors in our Regulation A offering, the new investors often pay a higher price for their securities than the price paid by the Founders and the Private Placement Investors. Each currently outstanding Class A Share and Class B Share, have the same economic rights. This means that the book value for each Class A Share you purchase is diluted because the book value per share of all the Class A Shares and Class B Shares is the same, but you paid more for your Class A Shares than the Founders paid for their Class B Shares, or the Private Placement Investors and the previous Regulation CF Investors paid for their Class A Shares.

Future Dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor's stake in a company could be diluted due to the company issuing additional shares of common stock or securities convertible into shares of common stock. In other words, when the company issues more securities, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares, or other equity securities in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only): ·

- In June 2014, Ben invests $20,000 in shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Ben now owns only 1.3% of the company but his stake is worth $200,000.
- In June 2015, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Ben now owns only 0.89% of the company and his stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes, stock options or warrants into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round," the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do because they get more shares for their money. If you are making an investment expecting to own a certain percentage of the company or expecting each Class A Share to hold a certain amount of value, it's important to realize how the value of the Class A Shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

We are engaging in a concurrent offering under Regulation A+ to sell up to 9,090,909 in Class A Shares at $0.55 per share, which will result in dilution of your investment.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $1,070,000.00
  Number of Securities Sold: 5,944,444
  Use of proceeds: Prototyping and working capital.
  Date: April 19, 2019
  Offering exemption relied upon: Regulation CF

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $30,000.00
  Number of Securities Sold: 3,444,100
  Use of proceeds: Software/product development and working capital. (This investor was issued 119,100 additional shares upon the closing of the 2019 Reg Cf offering as part of an anti-dilution right).
  Date: October 31, 2017
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity

Final amount sold: $20,000.00
Number of Securities Sold: 1,880,000
Use of proceeds: Software/product development and working capital.
Date: June 15, 2017
Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $91,020.00
  Number of Securities Sold: 3,640,000
  Use of proceeds: Software/product development and working capital.
  Date: June 05, 2017
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Software/product development and working capital.
  Date: July 21, 2017
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Software/product development and working capital.
  Date: November 07, 2017
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Software/product development and working capital.
  Date: December 06, 2017
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Product Development.
  Date: March 18, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Software/product development and working capital.
  Date: March 28, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity

Final amount sold: $205,000.00
Number of Securities Sold: 1,069,940
Use of proceeds: Software/product development and working capital.
Date: June 28, 2019
Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $15,000.00
  Use of proceeds: Software/product development and working capital.
  Date: November 15, 2017
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $10,000.00
  Use of proceeds: Software/product development and working capital.
  Date: October 23, 2017
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $6,692.00
  Use of proceeds: Software/product development and working capital.
  Date: August 16, 2017
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $45,000.00
  Use of proceeds: Software/product development and working capital.
  Date: September 03, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $25,000.00
  Use of proceeds: Software/product development and working capital.
  Date: April 10, 2017
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $10,000.00
  Use of proceeds: Software/product development and working capital.
  Date: November 03, 2017
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $25,000.00
  Use of proceeds: Working capital.
  Date: May 10, 2017

Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $15,000.00
  Use of proceeds: Working capital
  Date: February 12, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $5,000.00
  Use of proceeds: Working capital.
  Date: February 12, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $10,000.00
  Use of proceeds: Working capital.
  Date: January 10, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 41
  Use of proceeds: No money raised; these shares were issued in lieu of compensation as part of an advisor agreement.
  Date: June 01, 2016
  Offering exemption relied upon: 506(b)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,000
  Use of proceeds: No money raised; this was an issuance to Founder/CEO in exchange for services and intellectual property.
  Date: June 09, 2017
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 20
  Use of proceeds: No money raised; these shares were issued in lieu of compensation as part of an advisor agreement.
  Date: October 01, 2017
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 250,000
  Use of proceeds: No money raised; these shares were issued in lieu of compensation as part of an advisor agreement.
  Date: February 22, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 203,000
  Use of proceeds: No money raised; these shares were issued in lieu of compensation as part of an advisor agreement.
  Date: January 01, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 203,000
  Use of proceeds: No money raised; these shares were issued in lieu of compensation as part of an advisor agreement.
  Date: June 01, 2017
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 331,317
  Use of proceeds: No money raised; these shares were issued in lieu of compensation as part of an advisor agreement.
  Date: May 18, 2017
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 375,000
  Use of proceeds: No money raised; these shares were issued in lieu of compensation as part of an advisor agreement.
  Date: January 04, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 250,000
  Use of proceeds: No money raised; these shares were issued in lieu of compensation as part of an advisor agreement.
  Date: February 22, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The continuation of the business is entirely reliant upon outside investments at this point. Without outside investments, the Company will not be able to operate.

Foreseeable major expenses based on projections:

Our major expenses will be operations/legal, marketing, R&D and production of our first hardware to deliver to customers.

Future operational challenges:

Potential operational challenges could stem from working with third party manufacturers to produce our hardware. We reduce this risk by partnering with several manufacturers in the U.S. and abroad.

Future challenges related to capital resources:

Potential operational challenges could be undercapitalization if we do not raise enough funding to reach our next milestones.

Future milestones and events:

Future milestones and events that will significantly impact the company financially and operationally include 1) raising enough capital to produce the PopShop at scale 2) raising enough capital to sustain operations 3) raising enough capital to make the necessary hires to meet our sales goals

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has a revolving line of credit with Silicon Valley Bank, for a total amount available of $25,000. This line of credit currently has an outstanding balance of $15,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised from this campaign are critical to our company operations in meeting our next milestones to deliver the products to our customers and develop additional product lines.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary for the viability of the Company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum amount we will be able to operate the Company for six months based on the operational expenses minus payroll. If we raise the minimum amount on StartEngine we will accept institutional funding to capitalize on the business.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum funding goal we will be able to operate the company for approximately 6 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,

etc...)

Additional future sources of capital include revenue from customers, lines of credit that will be extended after a successful round, strategic partnerships.

Indebtedness

- **Creditor:** Charmaine Nalty
  Amount Owed: $15,000.00
  Interest Rate: 0.0%
  equity convertible with qualified financing

- **Creditor:** Keson Drayton
  Amount Owed: $5,000.00
  Interest Rate: 0.0%
  equity convertible upon qualified financing

- **Creditor:** Saundra Davis and John Godbee
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  equity converted upon qualified financing

Related Party Transactions

- **Name of Entity:** Big Kitty Labs
  Names of 20% owners: Dan Rockwell, Tushar Kulkarni
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Big Kitty Labs is PopCom's contract software development firm.
  Material Terms: Big Kitty Labs is paid $15,000 per month to for three developers to work on PopCom's software stack. This is an ongoing contract.

Valuation

Pre-Money Valuation: $25,027,179.10

Valuation Details:

We used a 'comparable company analysis' approach to our valuation. We looked at recently funded companies in similar space (B2B SaaS/hardware/automated retail/vending) in a similar stage (Series A) in the United States and in China which is the primary market for automated retail in the world.

UNITED STATES

KeyMe

KeyMe raised over $150M for AI powered kiosks that duplicate keys in seconds. PopCom is empowering businesses to move towards a self-service model similar to KeyMe without needing to raise millions of dollars to develop their own hardware and software operating system.

https://venturebeat.com/2019/04/10/keyme-raises-50-million-for-ai-powered-kiosks-that-duplicate-keys-in-seconds/

PayRange -

Millions of vending, laundry and other cash-and-coin-only machines have not been able to accept cashless payments, because upgrading to accept card and NFC payments has historically been cost-prohibitive for most such machines. The patented PayRange solution, a small, dongle-like device that installs inside the machine, uses the consumer's smartphone for connectivity and payment over Bluetooth. In addition to retrofitting existing machines, the solution is also available as OEM in new machines. PopCom is similar as we are retrofitting vending machines with cameras to collect customer data, manage inventory and payments via a central dashboard and bringing legacy machines into the 21st century.

https://www.vendingtimes.com/news/payrange-inc-raises-70-m-to-upgrade-machines-to-accept-mobile-payment/

Farmer's Fridge

Farmer's Fridge has raised over $42M for fresh food vending machines. They now sell in airports andoffice buildings across the country. Farmer's Fridge only sells their own products - however, PopCom is developing refrigerated machines to allow food/beverage companies to sell more products direct to customer with innovative hardware and software.

https://www.crunchbase.com/organization/farmer-s-fridge

Bodega/Stockwell

Stockwell has raised over $10M to build hardware, software and supply chain operations to create automated convenience stores for apartment buildings and office buildings. Stockwell does not sell their machines to third parties, they source and sell products directly from their machines. PopCom is developing hardware and software to empower the next generation of entrepreneurs to place vending machines in locations they choose.

https://www.crunchbase.com/organization/bodega-ai

CHINA

BingoBox

The Chinese store, BingoBox has raised over $94 million to scale 24-hour unmanned stores across China. The stores use facial recognition for access authorization and theft prevention, which consumers enter by scanning a QR code at the door, has already been installed in more than 300 locations in 30 cities in China. PopCom is also leveraging facial detection to empower vending and automate retail businesses to learn more about their customers at the point of sale. Our plan is to empower businesses to scale faster through unattended and unmanned solutions.

Other Considerations

The initial sales and growth projections are based on the 2200 qualified leads in our sales pipeline, combined with thirty signed LOIs, eight pre-order deposits paid, and one active proof of concept deployed in the market prior to the completion of the full product. These leads and reservations resulted from two years of lead generation activities including exhibiting at the Consumer Electronic Show (CES) twice (2018, 2020), exhibiting at the NAMA vending show (2018), exhibiting at ShopTalk (2018), exhibiting at AfroTech (2018), exhibiting at Bayer G4A Generator (2018), exhibiting at the NRF BIG Show (2020), presenting at countless additional industry tradeshows, conferences and events, being featured in countless industry and mainstream technology publications and media outlets, and from an historical Reg CF campaign in 2019 that propelled our company to international visibility.

In addition, we considered the valuation of our previous offering and the subsequent achievement of a number of major milestones in terms of product-market fit, we have developed three market-ready products, strong intellectual property (two patents pending), significant sales pipeline development, signed contract, and paying customers secured after that offering.

We set our valuation internally without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.55 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  29.5%
  Support continued development on our go to market software product.

- *Marketing*
  37.0%
  Contribute to and purchase thought leadership articles and industry reports.

- *Working Capital*

10.0%
Working Capital to support team and operations.

- *Customer Service and Support*
  20.0%
  Host webinars and virtual training sessions to educate customers on how to operate the hardware and software.

If we raise the over allotment amount of $762,736.15, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  37.0%
  Attend industry trade shows, conferences and events; Host the PopCom summit to attract new customers and investors; Cover travel and accommodations for customers to visit our showroom to demo our products; contribute to and purchase thought leadership articles and industry reports.

- *Research & Development*
  29.5%
  Research and development of new products as needed by our customers including hardware refrigeration, weatherization, and various sizes to hold more products; also for the development and testing of our retrofit device to upgrade existing vending machines to utilize our software.

- *Working Capital*
  10.0%
  Working Capital to support current team and operating costs.

- *Customer Service and Support*
  20.0%
  Hire additional staff for Sales including a Head of Sales, customer service, field technicians, and software support to assist customers as our products continue to scale. Host webinars and virtual training sessions to educate customers on how to operate the hardware and software.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.popcom.shop (https://popcom.shop/investor/reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/popcom

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Solutions Vending International, Inc.

[See attached]

SOLUTIONS VENDING INTERNATIONAL, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

YEARS ENDED DECEMBER 31, 2018 AND 2017



To the Board of Directors of
Solutions Vending International, Inc.
Miami, Florida

<h2 style="text-align:center">INDEPENDENT AUDITOR'S REPORT</h2>

Report on the Financial Statements

We have audited the accompanying financial statements of Solutions Vending International, Inc., which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

<h2 style="text-align:center">Artesian CPA, LLC</h2>

<p style="text-align:center">1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com</p>

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Solutions Vending International, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matters

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has negative cash flows from operations, has sustained net losses of $739,708 and $349,912 in the years ended December 31, 2018 and 2017, respectively, has an accumulated deficit of $1,232,859 as of December 31, 2018, holds no cash as of December 31, 2018, and has a working capital deficit of $628,039 as of December 31, 2018. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Denver, Colorado
March 12, 2020

SOLUTIONS VENDING INTERNATIONAL, INC.
BALANCE SHEETS

	December 31,	
	2018	2017
ASSETS		
Current assets:		
Cash and cash equivalents	$ -	$ 278,168
Total assets	$ -	$ 278,168
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Bank overdraft	$ 400	$ -
Accounts payable	25,549	11,239
Accrued expenses and other current liabilities	262,090	26,623
Promissory notes payable	30,000	30,000
Convertible promissory notes payable, current portion	310,000	-
Total current liabilities	628,039	67,862
Convertible promissory notes payable	150,000	425,000
Future equity obligations	-	66,692
Total liabilities	778,039	559,554
Commitments and contingencies (Note 10)		
Stockholders' equity (deficit):		
Class A common stock, $0.0001 par value; 300,000,000 shares designated as of December 31, 2018 and 2017, 12,070,317 and 10,731,000 shares issued and outstanding as of December 31, 2018 and 2017, respecively	1,207	1,073
Class B common stock, $0.0001 par value; 200,000,000 shares designated as of December 31, 2018 and 2017, 20,000,000 and 25,000,000 shares issued and outstanding as of December 31, 2018 and 2018, respectively	2,000	2,500
Additional paid-in capital	451,613	208,192
Accumulated deficit	(1,232,859)	(493,151)
Total stockholders' equity (deficit)	(778,039)	(281,386)
Total liabilities and stockholders' equity (deficit)	$ -	$ 278,168

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,			
	2018		**2017**	
Net revenue	$	-	$	-
Cost of net revenue		-		-
Gross profit		-		-
Operating expenses:				
Research and development		218,170		98,007
Sales and marketing		48,952		11,229
General and administrative		443,923		216,419
Total operating expenses		711,045		325,655
Loss from operations		(711,045)		(325,655)
Other income (expense):				
Interest expense		(28,663)		(7,619)
Other expenses		-		(16,638)
Total other income (expense), net		(28,663)		(24,257)
Provision for income taxes		-		-
Net loss	$	(739,708)	$	(349,912)
Weighted average common shares outstanding - basic and diluted		35,480,824		32,577,371
Net loss per common share - basic and diluted	$	(0.02)	$	(0.01)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Class A Membership Units		Class B Membership Units		Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Units	Amount	Units	Amount	Shares	Amount	Shares	Amount			
Balances at December 31, 2016	96	$ 45,510	46	$ 45,510	-	$ -	-	$ -	$ 1,185	$ (143,239)	$ (51,034)
Effect of the conversion (Note 6)	(96)	(45,510)	(46)	(45,510)	4,753,000	475	25,000,000	2,500	88,045	-	-
Issuance of common shares pursuant to stock purchase agreements	-	-	-	-	5,215,000	522	-	-	49,479	-	50,001
Issuance of common shares in connection with converible promissory note agreement	-	-	-	-	460,000	46	-	-	4,104	-	4,150
Issuance of restricted common shares	-	-	-	-	303,000	30	-	-	2,891	-	2,921
Issuance of equity interest warrant	-	-	-	-	-	-	-	-	62,488	-	62,488
Net loss	-	-	-	-	-	-	-	-	-	(349,912)	(349,912)
Balances at December 31, 2017	-	-	-	-	10,731,000	1,073	25,000,000	2,500	208,192	(493,151)	(281,386)
Common stock donations	-	-	-	-	(1,380,000)	(138)	(5,000,000)	(500)	-	-	(638)
Conversion of SAFE and convertible promissory note agreements	-	-	-	-	1,810,000	181	-	-	233,510	-	233,691
Common shares issued for services	-	-	-	-	706,317	71	-	-	6,302		6,373
Issuance of restricted common shares	-	-	-	-	203,000	20	-	-	3,609	-	3,629
Net loss	-	-	-	-	-	-	-	-	-	(739,708)	(739,708)
Balances at December 31, 2018	-	$ -	-	$ -	12,070,317	$ 1,207	20,000,000	$ 2,000	$ 451,613	$ (1,232,859)	$ (778,039)

See Independent Auditors' Report, and accompanying notes, which are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2018	2017
Cash flows from operating activities:		
Net loss	$ (739,708)	$ (349,912)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation expense	10,002	2,921
Financing related costs pursuant to debt and equity transactions	-	16,638
Changes in operating assets and liabilities:		
Bank overdraft	400	-
Accounts payable	13,672	7,795
Accrued expenses and other current liabilities	242,466	9,297
Net cash used in operating activities	(473,168)	(313,261)
Cash flows from financing activities:		
Proceeds from convertible promissory note agreements	195,000	425,000
Proceeds from future equity obligations	-	60,000
Procees from issuance of common shares	-	50,001
Proceeds from issuance of warrant	-	50,000
Net cash provided by financing activities	195,000	585,001
Net increase (decrease) in cash and cash equivalents	(278,168)	271,740
Cash and cash equivalents at beginning of year	278,168	6,428
Cash and cash equivalents (bank overdraft) at end of year	$ -	$ 278,168
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -
Supplemental disclosure of non-cash financing activities:		
Conversion of refund liability to SAFE agreement	$ -	$ 6,692
Conversion of SAFE agreements into common stock	$ 66,692	$ -
Conversion of convertible notes payable and accrued interest into common stock	$ 166,999	$ -
Common stock donations	$ 638	$ -

See Independent Auditors' Report, and accompanying notes, which are an integral part of these financial statements.

1. NATURE OF OPERATIONS

Shoe Vending International, LLC (the "Company") was a limited liability company organized under the laws of Ohio on October 1, 2012. On March 7, 2017, the Company converted to a Delaware corporation under the name Solutions Vending International, Inc. (refer to Note 6) doing business as Popcom ("Popcom"). The Company is an automated retail technology company providing software and hardware solutions for self-service retailers. The Company is headquartered in Miami, Florida.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $739,708 and $349,912 for the years ended December 31, 2018 and 2017, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2018 and 2017. As of December 31, 2018, the Company had an accumulated deficit of $1,232,859, held no cash and had a working capital deficit of $628,039. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Stock Split

On November 8, 2018, the Company effected a 5,000-for-1 forward stock split (50,000-for-1 forward split, and 10-for-1 reverse split netting to 5,000-for-1 forward split) of its authorized, designated, issued and outstanding common shares. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2018 and 2017, all of the Company's cash and cash equivalents were held at two accredited financial institutions. As of December 31, 2017, the Company had cash of $28,037 in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. To date, no revenue has been recognized.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2018 and 2017 amounted to approximately $6,700 and $800, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply products for research and development. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company's operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company measures stock-based compensation based on the fair value of its common stock on the date of the agreement. The Company uses the Black-Scholes option-pricing model to determine the fair value of warrants.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2018 and 2017, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2018 and 2017 are as follows:

	Year Ended December 31,	
	2018	**2017**
Convertible promissory notes*	5,040,711	6,127,002
Warrants**	668,688	716,659
Total potentially dilutive shares	5,709,399	6,843,661

*Convertible notes' potential shares are calculated based on principal and accrued interest, Compnay's capitalization, applicable valuation cap and applied at the 20% discount per the note agreements. Represents the amount of shares converted into in 2019. See Note 5 for more information.

**Warrants' potential shares are calulcated based on the potential shares of the investor's convertible note. See Note 7 for more information.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07")*. ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company is in process of assessing the impact of the adoption of ASU 2018-07 on the financial statements.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. **ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES**

Accrued expenses and other current liabilities consist of the following:

	December 31,			
	2018		**2017**	
Accrued personnel costs	$	65,735	$	7,633
Accrued professional and consulting fees		122,500		-
Accrued interest		33,155		11,490
Refund liability		33,200		7,500
Customer deposits		7,500		-
	$	262,090	$	26,623

5. **DEBT**

Promissory Notes Payable

In 2013, the Company issued two unsecured promissory notes for an aggregate principal amount of $30,000. The notes bear interest at 5% per annum. The notes are payable on demand and the entire principal was outstanding as of December 31, 2018 and 2017. Both notes matured in 2013 and were in default as of December 31, 2018 and 2017. Accrued interest payable on these notes were $8,563 and $7,063 as of December 31, 2018 and 2017, respectively.

Convertible Promissory Notes Payable

From July to December 2017, the Company issued five convertible promissory notes ("2017 Notes") for an aggregate principal amount of $425,000. The notes are subject to automatic conversion upon a qualified equity financing in excess of $250,000 (excluding the conversion of the notes or other convertible securities including Simple Agreements for Future Equity ("SAFE")). Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price equal to the lesser of (i) 80% of the price paid per share for such shares, or (ii) the price (the "valuation cap") equal to the quotient of $3,000,000 divided by the dilutive common shares outstanding (assuming full conversion and/or exercise of all convertible and/or exercisable securities then outstanding including the Company's shares reserved for future issuance under the Company's equity incentive plans, but excluding SAFE agreements). In the event that a qualified equity financing does not occur prior to the notes' respective maturity dates, the notes are convertible into shares of the Company's common stock at conversion price equal to the quotient of $2,000,000 divided by the dilutive common shares outstanding (excluding SAFEs). Upon a sale of the Company, the Company will pay the holder the greater of a) the principal and accrued interest, or b) the amount the holder would be entitled to receive if the note had converted into shares of common stock at a conversion price equal to the quotient of $2,000,000 divided by the dilutive common shares outstanding. The 2017 Notes have a 2-year term maturing in 2019. The notes bear interest at 5% per annum and accrued interest payable on these notes were $17,600 and $4,427 as of December 31, 2018 and 2017, respectively.

From March to September 2018, the Company issued three convertible promissory notes ("2018 Notes") for an aggregate principal amount of $195,000. The 2018 Notes are subject to the same conversion provisions as the 2017 Notes, however, one note with a principal amount of $50,000 is subject to a $4,000,000 valuation cap. The 2018 Notes have a 2-year term maturing in 2020. The notes bear interest from 5% - 8% per annum and accrued interest payable on these notes were $6,992 as of December 31, 2018.

During the year ended December 31, 2018, the Company converted $160,000 in principal amounts, plus accrued interest, into 1,515,000 shares of common stock. The notes were converted under the terms of the amended conversion agreements.

Future Equity Obligations

From late 2016 through October 2017, the Company entered into four SAFE agreements for an aggregate purchase amount of $66,692, including a 2016 refund liability of $6,692 which was converted into a SAFE in 2017. The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation cap of $3,000,000. If there is a preferred equity financing before the instrument expires or is terminated, the Company will automatically issue to the investors a number of shares of Safe Preferred Stock equal to the purchase amount divided by the Conversion Price. The Conversion Price is equivalent to a) the Safe Price, defined as the valuation cap divided by the number of dilutive shares outstanding, or b) the Discount Price, which is the price per share of the Standard Preferred Stock sold multiplied by the discount rate of 80%; whichever calculation results in a greater number of shares of Safe Preferred Stock.

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of common stock equal to the purchase amount divided by the Liquidity Price ($3,000,000 valuation cap dividend by the number of dilutive shares outstanding), if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holders of the SAFE agreements in full, funds will be distributed pro-rata and based on the purchase price and the remaining amounts will be covered with common stock equal to the remaining unpaid purchase price divided by the liquidity event. In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior to holders of the Company's capital stock.

During the year ended December 31, 2018, all SAFE agreements were converted into 295,000 shares of common stock under the amended conversion agreements.

6. STOCKHOLDERS' EQUITY

Limited Liability Company to Corporation Conversion

As of December 31, 2016, the Company had 96 Class A and 46 Class B membership units outstanding for total members' contributed capital of $91,020. Upon the conversion to a corporation on March 7, 2017, the membership units were converted to 4,753,000 Class A and 25,000,000 Class B common shares, respectively, and $88,045 in additional paid-in capital.

Common Stock

As of December 31, 2018, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 500,000,000 shares of common stock, $0.0001 par value, of which 300,000,000 shares are designated as Class A common stock and 200,000,000 shares are designated as Class B common stock after various amendments in 2017 and 2018.

The Class A common stock have no voting rights. Each holder of Class B common stock will be entitled to one vote for each share of Class B common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held.

During the year ended December 31, 2017, the Company issued 5,215,000 shares of Class A common stock for an aggregate amount of $50,001. Two investors have certain anti-dilution protection rights up until and including when the Company raises $250,000 in a qualified financing, protecting their fully diluted interests of 6% and 8.5%.

In November 2017, the Company issued an additional 460,000 shares of Class A common stock to a noteholder in order to maintain its previous ownership percentage upon potential conversion. The fair value of the shares issued was $4,150 based on the price of common stock from the most recent share issuance. This amount is included in other expenses in the statements of operations.

In November 2018, three shareholders donated a total of 6,380,000 common shares, or 20% of their outstanding shares, back to the Company. No consideration was received or provided in relation to this transaction.

During the year ended December 31, 2018, the Company issued 706,317 shares of Class A common stock as compensation for services performed. Of the total fair value of $6,373, $3,383 was included in research and development expense and $2,990 was included in general and administrative expense in the statements of operations.

During the year ended December 31, 2018, the Company issued 1,810,000 shares of Class A common stock pursuant to conversion of SAFE and convertible promissory note agreements.

Restricted Common Stock

During the years ended December 31, 2018 and 2017, the Company granted 203,000 and 303,000 restricted shares of Class A common stock, respectively. The Company recorded stock-based compensation expense of $3,629 and $2,921 in the statements of operations for the years ended December 31, 2018 and 2017, respectively, utilizing the respective grant-date fair values of each share issuance. As of December 31, 2018 and 2017, 303,000 and 0 shares vested, respectively. Total unrecognized compensation cost related to non-vested restricted common stock amounted to $1,363 as of December 31, 2018.

7. WARRANTS

In December 2017, the Company issued a convertible promissory note to an investor for $50,000 (included in 2017 Notes per Note 5). The Company received an additional $50,000 from this investor pursuant to a grant agreement. Per the terms of the grant agreement, the grant was contingent on the execution of the promissory note agreement and a separate warrant agreement. The warrant agreement grants the investor a warrant to purchase up to an additional $50,000 of the fully diluted equity interests of the Company at a purchase price of $0.01 per share ("exercise price") for a term of ten years. The number of equity interests that the investor shall receive is equal to the number of shares which the related promissory note is convertible into (see Note 5 for related conversion terms on the promissory note, which based on the conversion of this note in 2019, was 668,688 shares).

Because the grant agreement and related cash consideration was connected to the warrant agreement, the Company accounted for it as a single transaction. The fair value of the warrant was determined to be $62,488 using the Black-Scholes option pricing model. The excess of the fair value over the cash consideration, $12,488, was included in other expenses in the statements of operations.

The Company used the following inputs in the Black-Scholes model:

Fair value of warrant per share (before 2018 stock split)	$	45.10
Exercise price (before 2018 stock split)	$	0.01
Risk-free interest rate		2.11%
Expected term (in years)		5.00
Expected volatility		50.00%
Expected dividend yield		0%

8. INCOME TAXES

As of December 31, 2018 and 2017, the Company had net deferred tax assets before valuation allowance of $225,605 and $116,028, respectively. The deferred tax assets were a result of the Company's net operating loss carryforwards.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2018 and 2017, cumulative losses through December 31, 2018, and no history of generating taxable income. Therefore, valuation allowances of $225,605 and $116,028 were recorded as of December 31, 2018 and 2017, respectively. During the years ended December 31, 2018 and 2017, deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 21.0% and 34.0%, respectively. The effective rate is reduced to 0% for 2018 and 2017 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2018 and 2017, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $774,771 and $303,395, which may be carried forward and will expire between 2036 and 2038 in varying amounts.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change reduced the Company's net deferred tax assets by $139,661 at December 31, 2018. However, this change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2018 and has a full valuation allowance against its net deferred tax assets.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2016-2018 tax years remain open to examination.

9. **RELATED PARTY TRANSACATIONS**

In 2013, the Company issued a promissory note of $15,000 to one of the founders. As of December 31, 2018, the principal and accrued interest are still outstanding (Note 5). The founder held both Class A and B membership units which were converted into shares of Class A common stock in 2017.

In 2018, the CEO donated 5,000,000 shares of Class B common stock back to the company. The other founder donated 910,000 shares of Class A common stock.

10. **COMMITMENTS AND CONTINGENCIES**

Lease Agreements

In January 2018, the Company entered into an operate lease for office space. The agreement is a month-by-month lease for monthly rent of $500.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

In January 2018, a former employee made claims against the Company in connection with his employment from February to July 2017. In February 2018, the parties entered into a settlement agreement and the Company paid $5,000 to the former employee. The lawsuit was later dismissed in August 2018 and the Company is not owed any other monies to the former employee.

The Company is currently in an open dispute with a former vendor over a 2017 services agreement. The maximum estimated exposure is $9,000 has not been recorded in the financial statements due to the uncertainty of the outcome.

11. SUBSEQUENT EVENTS

In February 2019, the Company issued 500,000 shares of restricted common stock to two advisors.

In April 2019, the Company completed a Regulation CF offering and issued an aggregate of 5,944,444 shares of Class A common stock for gross proceeds of $1,070,000. Concurrently with the Regulation CF offering, the Company converted the remaining outstanding convertible promissory notes into 5,040,711 shares of Class A common stock. Additionally, an existing investor was issued 119,100 shares of Class A common stock for no additional compensation due to anti-dilution protection terms.

In April 2019, the Company repaid a promissory note agreement with a principal amount of $15,000.

From April through June 2019, the Company issued 965,555 shares of Class A common stock pursuant to a private placement memorandum for gross proceeds of $185,000.

In June 2019, the Company converted $20,000 of accounts payable into 104,385 shares of Class A common stock.

In 2020, the Company entered into three convertible promissory notes for an aggregate principal amount of $30,000.

In January 2020, the Company amended and restated its certificate of incorporation to reduce the authorized number of common shares to 60,000,000 shares, of which 40,000,000 shares are designated as Class A common stock and 20,000,000 shares are designated as Class B common stock

Management has evaluated subsequent events through March 12, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Start Investing | Get Funding | Blog | Sign In

This offering is not live or open to the public at this moment.

Solutions Vending International

Powering the Automated Future of Retail



Welcome to
omnichannel.



Website | Columbus, OH | TECHNOLOGY | RETAIL

Self-service and automation are the future of retail. PopCom is at the forefront with an automated retail technology platform for vending machines and kiosks that allows retailers to engage and understand customers, sell more products, and learn from big data.

$0.00 raised

0 Investors	**29** Days Left
$0.55 Price per Share	**$25M** Valuation
Equity Offering Type	**$250.25** Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Top 10 Reg CF crowdfunding campaign of all-time on StartEngine (number of investors)
- Past and upcoming paid pilots with Procter & Gamble (largest consumer product brand in the world), a top three global winemaker (sales in 90 countries), and Cremers Coffeshop (premier cannabis shop in Netherlands)
- Our goal is to become the largest provider of automated retail sales and marketing operating systems by scaling out our existing software through partnerships and acquisitions.

POPCOM: POWERING THE AUTOMATED FUTURE OF RETAIL

Female Founder | Minority Founder | #9 RegCF Offering on StartEngine

Self-service and automation are the future of retail. PopCom has built an automated retail technology platform for vending machines and kiosks that allows retailers to engage and understand their customers, sell more products, and learn from big data.

After one of the most successful and oversubscribed Reg-CF campaigns on StartEngine, the company is opening a second Reg-CF offering to take its production-ready machines into mass production and fund additional Regulated Retail pilots with major alcohol and cannabis retailers.



THE PITCH

BIG DATA FOR THE NEXT GENERATION OF RETAILERS

Self-service and automation are the future of retail. But right now, it's a future without data. We're changing that.

We're redefining omnichannel strategy for worldwide brands– from Fortune 500 companies to nimble e-commerce entrepreneurs, providing a completely new direct-to-consumer channel backed by unparalleled data and frictionless transactions.



Conversion Rates

Sentiment Analysis

Demographic Analysis

Live Store Updates

Ads & Promotions

More Payment Methods

THE PROBLEM

THE PARADIGM SHIFT IN RETAIL IS DATALESS

Automation is at the heart of a colossal shift in the retail paradigm, and in the midst of this phenomenon deemed "the Retail Apocalypse", the self-service retail industry is exploding.[2] In fact, a recent survey showed over two-thirds of retail customers now prefer self-serve retail experiences [4] and over 100 million people are projected to use vending machines or kiosks each day in the U.S. [3]

While automation and self-service are booming , valuable data is being lost on low-IQ machines. This is an opportunity where we are positioned to dominate.



73%
OF SHOPPERS WANT SELF-SERVICE RETAIL TECHNOLOGY [6]

100m
PROJECTED CONSUMERS USING VENDING MACHINES DAILY IN USA [3]

34%
FORECASTED CAGR IN INTELLIGENT VENDING 2018-2022 [1]

73%
OF CONSUMERS WANT PERSONALIZED SHOPPING EXPERIENCES [5]

Intelligent Vending Machine: Global Annual Shipments

Units (millions)

CAGR: 49%

0.19 ... 2.09

2008 2009 2010 2011 2012 2013 2014 2015 2016

Source: Frost and Sullivan*

Advancements in automated retail aren't without their caveats. The devil is in the details.

While the majority of consumers enjoy added convenience and lower friction transactions, data also suggests that a personalized retail experience is still of great value in the buying process.[5] Retailers, in the midst of reaping billion-dollar savings from self-service in the form of extremely low operating costs and 24/7 commerce, must address this need for personalized customer experiences without the help of humans at the point-of-sale. Hence, the arrival of smart vending machines was heralded. And with a forecasted CAGR of 34%, the industry is booming. [1]

> By 2021, 70% of all retailers are planning investments in Internet Of Things, 68% are investing in machine learning/cognitive computing and 57% are investing in automation. Orchestrating these diverse technologies to provide a more responsive, real-time customer experience is the goal retailers want to achieve in the next five years.

- Forbes, "Internet of Things Will Revolutionize Retail"

OUR APPROACH ————————————————

A SOFTWARE-FIRST SOLUTION IN A HARDWARE-FIRST INDUSTRY

We believe we're uniquely positioned in a market that is currently domiciled by

slow-moving, behemoth hardware companies whose turnkey solutions are too expensive for even the largest CPG companies, let alone successful boutique brands. Our turnkey solution, the PopShop Kiosks with PopCom SaaS, are affordable for any team, from Fortune 500 to single-founder e-commerce brands. Not only is our hardware versatile, sexy, and affordable, we built exceptional software with features that facilitate fun, engaging customer experiences and allows retailers to glean powerful consumer insights and forge stronger relationships with their target demographic.

The last piece pièce de résistance? It's our goal to white-label our kiosk software for use in the 18 million existing machines worldwide[16], powered by our innovations, partnerships, and acquisitions.


LIVE REPORTS & ALERTS
Vital sales data
See which items are selling the best and who is buying them.
Inventory alerts
Prevent the loss of revenue from out of stock items.
REALTIME SHOP UPDATES
Product updates
Instantly update product pricing, copy, and photos.
Ads & promos
Deploy and track conversions with ads and promotions

"We think this is the innovation many companies we work with are going to be very interested in and believe in the founder and CEO, Dawn Dickson."

Bill Butler - CEO, KIOSK Information Systems

REVENUE MODEL

SAAS, AD REVENUE, AND A TRANSACTION FEE

$20,000

POPSHOP KIOSK PRICE

Variable-term leasing options available through our financing partner

---

$400/mo

MONTHLY SAAS FEE

Monthly recurring software fees to manage the POS, dashboard and database

2.9%+30c

TRANSACTION FEE

Assessed on sales transactions on PopCom kiosks, processed through our payment partner

20%

AD REVENUE SHARING

Assessed on revenue from optional enrollment in PopCom's on-kiosk ad network

---

NEW INDUSTRY EXPANSION

DRIVING INNOVATION IN THE REGULATED RETAIL INDUSTRY

   

CANNABIS   **PHARMA**   **ALCOHOL**   **TOBACCO**

We're also disrupting a retail sector that has remained virtually untouched by automation: the Regulated Retail Economy.

We define the Regulated Retail Economy as the system by which consumers and retailers interface with government-regulated goods which require identification, sales compliance, supply chain information, or a combination of all three. It is projected to represent over $4 trillion in global revenue by 2022 [6-10] and is severely underserved by automated transactions.



Concerns regarding the security of personally identifiable information (PII),



Illustration of PopShop Kiosk use for demonstrative purposes

computer vision reliability, and compliance tracking have deterred automated retail innovators from entering the space– until now.

REGULATED RETAIL MARKET

MASSIVE INDUSTRIES, MANY ADDRESSABLE PAIN POINTS

CANNABIS

$77B GLOBAL INDUSTRY BY 2022 (PROJECTED)[7]

Automated Retail Use-Cases:

- Federal prohibition of cannabis sales means retailers in legalized states operate in an all-cash basis, **which makes them targets for robberies and fraud.**[14]

- Per-person limits on cannabis purchases are almost impossible to enforce because consumer purchase data exists in walled silos, **promoting rampant "no limit" use and causing compliance headaches.**[15]

- Government-mandated seed-to-sale tracking must be enforced without fail– if product is **lost, stolen, or unaccounted for, the retailer is at risk of losing their license.**[15]

PHARMACEUTICALS

$1.12T US/MX/CA INDUSTRY BY 2022 (PROJECTED)[6]

Automated Retail Use-Cases:

- Growth in revenue will undoubtedly be closely accompanied by the industry's **expansion into technology-based solutions.**

- 24/7 ID-verified access to important medication for patients could **reduce the rate of unfilled prescriptions** and **medication sale non-compliance.**

- Real-time biometric data captured by pharmaceutical self service kiosks and vending machines, as well as the accompanying pharmaceutical sales data and e-patient surveys, can provide unprecedented insights into **public health and medicinal effectiveness via health information exchange.**[11]

ALCOHOL, TOBACCO, LEGAL GAMBLING


~ $3T GLOBAL INDUSTRIES BY 2022 (PROJECTED) 8-10

Automated Retail Use-Cases:

- **Alcoholic beverage** sales are restricted globally by age and identification requirements that can vary significantly across jurisdictions.

- In the **tobacco industry,** there is an established regulatory concern regarding vending machines because existing machines do not have the technology to meet compliant sale standards set by the FDA. [12]

- In the **legal gambling/gaming industry**, identity verification is an integral part in preventing fraud and minors from gambling. If lottery retailers or casinos fail to accurately ID their customers, they can face huge financial losses and penalties from regulators. [13]

REGULATED RETAIL PROGRESS

PILOTS WITH GAMECHANGING REGULATED RETAILERS

In 2019, we made sure to put our money where our mouth is. We spent the time after our Regulation Crowdfunding offering developing all facets of our software and hardware, but also focused on striking deals with market leaders in the regulated retail industry. We delivered. In Q1-Q2 2020, we have two very exciting regulated retail pilots with one of the world's largest wineries, and a popular cannabis retailer in the Netherlands named Coffeeshop Cremers.

TO BE ANNOUNCED

- In top three of wine sellers globally
- Fortune 250 company
- Yearly revenue in excess of $3 billion
- 5,000+ employees

CREMERS EST. 1990

- Premier cannabis retailer in The Hague, Netherlands
- Tens of thousands of of visitors per year

YOU'RE IN GOOD COMPANY

JOIN OVER 2,000 INVESTORS FROM AROUND THE WORLD

The PopCom team and investor network is a family. We regularly schedule investor meetups around the United States and spend time talking with our

investor meetups around the United States and spend time talking with our investors face-to-face. We're proud to be a hub for connections, friendships, and candid discussion about our company's progress, hardships, and massive accomplishments. You'll join a growing family of over 2,200 like-minded, forward-thinking individuals that are just as excited about the future of retail as we are. Just take a look at what some of our investors have to say about us below! **

 **Naneka J.**
This speaks volumes on so many levels and platforms.

 **Eric S.**
Looking forward to seeing PopCom become a smashing success!

 **Amoding O.**
Very impressed by PopCom's efforts, passion and drive.

 **Kecia W.**
2019 has been EPIC! The BEST is yet to come 🙌

 **Marisa G.**
Super proud of Dawn...hoping to invest more in the future.

 **Shantay B.**
I'm so excited about the future of PopCom!

 **Jennifer H.**
It's so amazing to see it all come to fruition! 🥂

 **Keith B**
I love what Dawn is doing and I am glad to be an investor.

 **LaKeysia B**
I can't wait to look back on this investment in 10yr.

...and thousands more.



INSTITUTIONAL INVESTORS [†]

       

[†] Note: These institutional investors are not participating in this offering and their previous participation should not be part of your investment decision. Their participation in previous offerings do not guarantee future results.

** Testimonials herein are unsolicited and are non-representative of all clients; certain investors may have different opinions and feedback than that indicated. All writers' opinions are their own and do not constitute financial advice in any way whatsoever and none of the testimonial content should be relied upon for any investment activities. Unique experiences and past performances do not guarantee future results.

LEADERSHIP

MEET OUR FOUNDER AND CEO: DAWN DICKSON

Dawn is a serial entrepreneur with over 16 years in business development. Dawn has received numerous awards and regularly speaks on panels and workshops around the country. She's been featured in countless media outlets including Forbes, Inc Magazine, VentureBeat, Huffington Post, Essence Magazine, Ebony.com, Women's World Daily, CNBC/Yahoo, MSNBC and on the cover of Black Enterprise.

ACCOLADES

- NASDAQ Milestone Maker – Fall 2019 Cohort
- MEDA $1 Million Challenge – 2019 Winner
- Delegate for Women of Color in Blockchain Congressional Briefing
- INC Magazine Top 100 Female Founders
- Cover of Black Enterprise Magazine – June 2019 Issue
- Featured on CBNC's The Profit with Marcus Lemonis
- Schusterman Foundation's Reality Tech 2018 – Delegate
- Global Entrepreneurship Summit 2016 – U.S. Delegate
- USBC School of Chamber and Business Management – Guest Professor

SPEECHES & PANELS

- US Congressional Committee on Blockchain & Small Business – 2020 Speaker
- Start Engine Founder's Summit 2019 – Keynote Speaker
- Stanford University Black Business Conference – Panelist
- Women's Small Business Accelerator Gala – Keynote
- CIS Blockchain Innovation Summit – Panelist
- Women Who Mean Business Summit 2109 – Keynote
- Essence Festival 2017 – Speaker
- Women and Innovation Roundtable– Panelist, The White House
- Thrive Seminar with Daymond John – Judge





*** All logos, brands, trademarks and registered trademarks are property of their respective owners. Use of these names, trademarks and brands does not imply endorsement. The photo above (top right) does not imply a current, future, or prospective listing on NASDAQ and should not be a relied upon whatsoever for any consideration of investment activity. More information on the NASDAQ Milestone Maker program can be found here.

Sources

1. https://www.prnewswire.com/news-releases/the-global-intelligent-vending-machine-market-is-forecasted-to-grow-at-a-cagr-of-3441-during-the-period-2018-2022-300574545.html

2. https://www.cbinsights.com/research/retail-apocalypse-survival-technology-trends/

3. http://www.balancedforlife.net/pdf/About%20Vending.pdf

4. https://www.retaildive.com/news/study-73-of-consumers-want-self-service-technology/546044/

5. https://www.business2community.com/consumer-marketing/how-brands-can-personalize-the-online-to-offline-consumer-experience-0217187

6. http://pharmaceuticalcommerce.com/business-and-finance/global-pharma-market-will-reach-1-12-trillion-2022/

7. https://mjbizdaily.com/chart-us-marijuana-industrys-economic-impact-could-reach-80-billion-by-2022/

8. https://www.prnewswire.com/news-releases/alcoholic-beverages-market-expected-to-reach-1594-billion-globally-by-2022---allied-market-research-

expected-to-reach-1594-billion-globally-by-2022--allied-market-research-618354513.html

9. https://www.businesswire.com/news/home/20170221006223/en/816-Billion-Cigarette-Market-Global-Industry-Trends

10. https://www.businesswire.com/news/home/20190606005537/en/Global-Gambling-Market-Reach-565-Billion-2022

11. https://www.ncbi.nlm.nih.gov/books/NBK343572/

12. https://www.fda.gov/tobaccoproducts/guidancecomplianceregulatoryinformation/retail/ucm205021.htm#references

13. http://www.mcall.com/business/mc-bethlehem-sands-underage-fines-20160713-story.html

14. http://www.latimes.com/nation/la-na-pot-shops-20160711-snap-story.html

15. https://www.greenentrepreneur.com/article/318967

16. https://www.intel.com/content/dam/www/public/us/en/documents/white-papers/retail-intelligent-vending-white-paper.pdf

Roadmap





We delivered our first PopShop prototype.

We closed our first PopShop Kiosk clients!

Board Review & Cannabis Launch (Anticipated)

We anticipate PopCom's ID verification system and alcohol vending system to be evaluated by the liquor board by Q3. We also anticipate a launch of our cannabis kiosk in market by Q4.

Techstars L.A.

From July through October 2017 we participated in the Techstars L.A. accelerator.

Blockchain R&D

Following talks with several potential customers, we began R&D for a blockchain-powered vending solution for the regulated retail industry.

PopShop Prototype v2

Our second PopShop prototype was completed.

In the Press



SHOW MORE

Meet Our Team



Dawn Dickson

Founder, CEO, and Director

Dawn is a serial entrepreneur with over 16 years in business development. Dawn has received numerous awards and regularly speaks on panels and workshops around the country. She's been featured in countless media outlets including Forbes, Inc Magazine, VentureBeat, Huffington Post, Essence Magazine, Ebony.com, Women's World Daily, CNBC/Yahoo, MSNBC and on the cover of Black Enterprise.

Dawn received her B.A. in Journalism from The Ohio State University and studied Information Technology at Devry. Additionally, Dawn has been selected to participate in some of the nation's top accelerator programs for entrepreneurs including NewME, Canopy Boulder, Techstars, Brinc, and Nasdaq Milestone Makers and is recognized as one of the nation's top entrepreneurs.





Dan Rockwell

CTO

Born on the roots of rapid prototyping and Startup Weekends, Dan Rockwell is a source of inspiration and creation in the startup ecosystem in Central Ohio. He is the of co-founder of Big Kitty Labs, a digital software agency. The work by him and his team



Jared Korinko

Head of Product Marketing

Jared is a computer engineer turned product manager and marketer with deep experience in building highly scalable and marketable products. He has worked with and within both large and small organizations from many industries including space (NASA), research and



Kaleem Musa

Head of Product Innovation

Kaleem is a passionate professional for empowerment, critical thinking, education, and technology. His background is as a software engineer with proficiency in various full stack technologies. He has been a part of P2P integration projects,



Lucas Williamson

Head of Product - Hardware

Lucas Williamson is a hands-on master of manufacturing hardware. Having built a decade long career managing the supply chain of a variety of different products, he prides himself on his determination to take some of the most complex projects can be found in numerous startups and fortune 500 companies in the region and nationwide. Having a knack for ideas and building concepts came to him first while working at Lextant a design research firm where he conceived and built numerous research tools. It was at this time the early roots of Big Kitty were planted, along the way Ohio State University recruited him to help monetize software intellectual property which through his efforts led to 8+ startups in four years. He is often a speaker at Startup Weekend, Give Back Hack and related tech startup events. For fun Dan enjoys writing short stories, performing in an electronic music band and mixing tiki cocktails. --- 3-year employment/business history: Big Kitty Labs CEO (Part-Time 20 hrs/week) Feb 2009- Present Solutions Vending International (Popcom) CTO (Part-Time 20 hrs/week) Apr 2018- Present The Ohio State University, Technology Commercialization Office Program Manager of Software Prototyping Center Feb 2012- Oct 2016



academia (Arizona State University), blue-chip (Intel Corp.), commercial airlines (KLM) and many startups. Jared has founded and co-founded multiple startups, the first of which was acquired 18 months after launch. He was subsequently chosen to assist in brokering the relationship between Draper University and the business school of America's largest university to develop first-of-its-kind, nationally accredited entrepreneurship curriculum, called Semester in Silicon Valley. During that time he worked alongside several leaders in the Draper and Arizona State ecosystem and served as a commercial strategist and advisor to 150+ founders and early-stage startup teams from 41 countries in their product ideation and development, brand identity, growth strategy, and capital raising. Jared received a Bachelor of Science (BSE) in Computer Systems Engineering from Arizona State University with a focus in Information Assurance and physics.



app development and is constantly in search of new ways to innovate. Prior to entering the technology industry, Kaleem worked in the various across various sectors. In addition to being a performer and public speaker, under his own company, he was able to develop city wide programs and initiatives for community development ranging from violence prevention to real estate. The silver lining in his versatility is the ability to solve complex problems and create solutions whether for users or within teams. A creative collaborator, original thinker and dynamic communicator he is glad to bring his talents ideas to the success of the PopCom family!



and optimize production into an art form. With a hardware and product portfolio that is as varied as it is large, Lucas is a phenomenal resource that can be relied on to get the job done. Whether it's trouble shooting along the way, or getting on the ground with our manufacturing partners, Lucas is a solution oriented and dynamic essential addition to PopCom.





Pat Camp
Head of Product - Software
With a degree in IT, a background in systems analysis and more than 20 years of for and non-profit business experience, Pat is a natural problem solver and organizer. She has a passion for quality and efficiency and knows the PopShop customer experience inside and out. Pat's professional career started at DuPont where she led the development of one of their first laptop sales tools. She migrated to administration, marketing and fund development in the non-profit sector until making a decision several years ago to



Alexa McCulloch
Board Director
Alexa McCulloch, has served as a director since November 2019. From October 2018 to October 2019, Ms. McCulloch served as Chairman and Chief Executive Officer of NetCloak Inc., a cybersecurity enterprise SaaS company. From October 2016 to May 2019, she was Board Director and Treasurer of Pacific Heart, Lung, and Blood Institute. From December 2009 to April 2014, Ms. McCulloch was publicly appointed as Independent Director of Central London Community Healthcare NHS Trust, a $5 billion British entity where she served as chair



Brian Brackeen
Board Director
has served as a director since November 2019. Between January 2019 and the present he has served as Managing Partner for Lightship Capital, an inclusion focused venture fund servicing underrepresented, early stage businesses, where he is responsible for fund operations and leads the AI development team. Prior to Lightship, Mr. Brackeen founded the globally recognized Miami-based face recognition innovator, Kairos Inc., where he served as Chief Executive Officer and a director between January 2012 and June 2019. His

return to her IT roots. She took a full-time programming bootcamp and ended up teaching the class. Pat is PopCom's field marshal and swiss army knife, rolling up her sleeves to contribute to wherever her experience can make a difference, but her primary focus is delivering a stellar customer experience to each and every one of PopCom's clients.



of both the Finance and the Risk committees. Previously, she served as Chief Executive Officer and Director of Grandeye Ltd., a UK-based manufacturer of IOT cameras, where she led the successful turnaround and sale to Singapore-based Creative Technology Ltd. (SGX: C76). Ms. McCulloch was a Founding Partner at Circle Health (LON: CIRC), Europe's largest healthcare partnership and leading UK healthcare company. Ms. McCulloch's commercial strengths draw from her experiences as an investment banker with Goldman Sachs, and as an aerospace engineer for Hughes Space and Communications and The Aerospace Corporation. Ms. McCulloch holds an MBA from Harvard Business School, an MS and BS in Aerospace Engineering, and an MS in Mechanical Engineering from the University of Michigan. She has served as a mentor and advisor for Techstars since April 2017.



leadership saw the company selected by Wall Street Journal as one of the top 25 startups in the country, and drove growth within the company and the facial recognition space— positioning Kairos alongside tech giants like Microsoft and Face++ as one of the world's foremost face recognition software providers. Prior to founding Kairos, Mr. Brackeen served as a Senior Project Manager for Apple Inc. before moving on from his position as Senior Managing Consultant at IBM.



Offering Summary

Company :	Solutions Vending International, Inc.
Corporate Address :	997 N Fourth Street, Columbus, OH 43201
Offering Minimum :	$9,999.55
Offering Maximum :	$762,736.15
Minimum Investment Amount (per investor) :	$250.25

Terms

Offering Type :	Equity
Security Name :	Class A Common Stock
Minimum Number of Shares Offered :	18,181

Maximum Number of Shares Offered ː 1,386,793

Price per Share ː $0.55

Pre-Money Valuation ː $25,027,179.10

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>**Company Perks***</u>

$250 Perk: Silver Tier

- Access to PopCom Investor Meet & Greet in a US City, as and when scheduled*
- Access to exclusive PopCom Investor Facebook Group
- *Transportation and lodging not included.

$500 Perk: Gold Tier

- Everything in the Silver Tier
- Shout out on Instagram

$2,500 Perk: Platinum Tier

- Everything in the Gold Tier
- Recognition on PopCom Website

$5,000 Perk: Emerald Tier

- Everything in the Platinum Tier
- Permanent recognition on PopCom showroom wall

$10,000 Perk: Diamond Tier

- Everything in the Emerald Tier
- 2 VIP Tickets to PopCom Investor Summit in Columbus, Ohio, and dinner with executive management (currently planned for the fourth quarter of 2020)

All perks occur when the offering is completed.

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Solutions Vending International, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $0.55/ share, you will receive and own 110 shares for $55. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Solutions Vending International to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

  I'm not a robot

reCAPTCHA
Privacy · Terms

Post

About

Our Team

Equity Crowdfunding 101

Blog

Careers

Reserve StartEngine Shares

Companies

Get Funding

How It Works

Why StartEngine

Founder FAQ

Refer Founders

Investors

Start Investing

Investing 101

Investor FAQ

Earn 10% Bonus

Legal/Contact

Terms of Use

Privacy Policy

Disclaimer

Annual Reports

Help Center

Contact Us





Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

GRAPHIC: POPCOM LOGO

GRAPHIC: WHAT IS POPCOM. A MESSAGE FROM THE CEO

VO: hi my name is dawn Dickson and I'm the founder and CEO of PopCom. PopCom is the automated retail technology company. Basically that means we make vending machines and kiosks make them smart with data analytics and I'm here to welcome you to join our movement.

GRAPHIC: POPCOM. THE FUTURE OF VENDING

VO: So in 2019 we decided to raise money via crowdfunding and essentially meant that we opened up our company from just being able to take money from venture capitalists and private credit angel investors to literally anyone could invest. It really was will be important for our team to not only allow our friends and family and our day one supporters to invest in the company but it's really important for us to let them grow with us and build wealth in the community. so often we see stories about companies IPO'ing and big exits happening and it's like our community doesn't get a chance to get in on early-stage tech deal and even though there's no guarantees about investing what there is a guarantee is when you feel like you're a part of something and you can watch the journey and watch the story you just get more enthusiastic to be a part of it and we've definitely seen that trickle-down effect of after their crowdfunding campaign how so active and engaged many of our investors are whether it's coming to the meet and greets and hanging out with us to reading our updates every month that I send out to being engaged on our community Facebook page where they're just so active and so involved in so hands-on and so now once again we're raising money and we're coming back to that same community and their friends and their family in the wider community to just raise the money once again.

GRAPHIC: POPCOM logo

GRAPHIC: LEARN MORE AT WWW.POPCOM.SHOP

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:56 AM 10/05/2018
FILED 11:56 AM 10/05/2018
SR 20187006316 - File Number 6382953

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SOLUTIONS VENDING INTERNATIONAL, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Solutions Vending International, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of the corporation is Solutions Vending International, Inc. and that the corporation was originally incorporated pursuant to the General Corporation Law on April 7, 2017 under the name Solutions Vending International, Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of the corporation, declaring said amendment and restatement (this "**Amendment**") to be advisable and in the best interests of the corporation and its stockholders, and authorizing the appropriate officers of the corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of the corporation be amended and restated in its entirety to read as follows:

FIRST: The name of the corporation is Solutions Vending International, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Highway Street, in the City of Lewes, County of Sussex, Zip Code 19958. The name of its registered agent at such address is Harvard Business Services, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The aggregate number of shares of all classes of stock which the Corporation shall have authority to issue is five hundred million (500,000,000) shares, consisting of:

A. Five hundred million (500,000,000) shares of common stock, par value $0.0001 per share (the "**Common Stock**"), of which

a. Three hundred million (300,000,000) shares are designated as Class A Common Stock (the "**Class A Common Stock**" or "**Common Security Token**"); and

b. two hundred million (200,000,000) shares are designated as Class B Common Stock (the **"Class B Common Stock"**), and

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of the capital stock of the Corporation.

B.   COMMON STOCK

a. <u>Voting</u>. Except as required by law, the Class A Common Stock and/or Common Security Token will have no voting rights and no holder thereof shall be entitled to vote on any matter or take any written action. Each holder of shares of Class B Common Stock will be entitled to one vote for each share of Class B Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

b. <u>Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>.

b.1   <u>Payments to Holders of Common Stock</u>.   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

b.2   <u>Deemed Liquidation Events</u>.

b.2.1   <u>Definition</u>. Each of the following events shall be considered a **"Deemed Liquidation Event"**:

(a)   a merger or consolidation in which

(i)   the Corporation is a constituent party or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

b.2.2   Effecting a Deemed Liquidation Event.

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsection 2.1 .

b.2.3   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event.

b.2.4   Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsection 2.1 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsection 2.1 after taking into account the previous payment of the Initial Consideration as part of the same transaction.

FIFTH: Subject to any additional vote required by this Amendment or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by Amendment, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors, except for the Chairman of the Board who shall have the same number of votes as all other directors combined plus one additional vote.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or outside the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

* * *

3.   Pursuant to a resolution duly adopted by the Board of Directors and effective upon the filing of this Amendment with the Secretary of State of the State of Delaware, a fifty-thousand-for-one (50,000:1) forward stock split for each share of Common Stock outstanding or held in treasury immediately prior to such time shall automatically and without any action of the part of the holders thereof will occur (the "*Forward Stock Split*"). The par value of the Common Stock shall remain $0.0001 per share. This conversion shall apply to all shares of Common Stock. Any fractional shares of Common Stock shall be rounded up to the next whole number. All certificates representing shares of Common Stock outstanding immediately prior to the filing of this Amendment shall immediately after the filing of this Amendment represent instead the number of shares of Common Stock as provided above. Notwithstanding the foregoing, any holder of Common Stock may (but shall not be required to) surrender his, her or its stock certificate or certificates to the corporation, and upon such surrender the corporation will issue a certificate for the correct number of shares of Common Stock to which the holder is entitled under the provisions of this Amendment.

4.   That the foregoing Amendment was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the General Corporation Law.

5.   That this Amendment, which restates and integrates and further amends the provisions of the Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this First Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 3rd day of October, 2018.

By:
_____
Dawn Dickson, President and CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:59 AM 09/26/2019
FILED 09:59 AM 09/26/2019
SR 20197236617 - File Number 6382953

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

Solutions Vending International, Inc. a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Solutions Vending International, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH:" so that, as amended said Article shall be and read as follows:

"The total number of shares of stock which the corporation is authorized to issue is 70,000,000 shares of common stock having a par value of $0.002 per share. 30,000,000 of which are Class A Common Stock having a par value of $0.002 per share, 20,000,000 of which are Class B Common Stock having a par value of $0.002 per share, and 20,000,000 of which are Class C Common Stock having a par value of $0.002 per share."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Solutions Vending International, Inc. has caused this certificate to be signed by an authorized officer, this 25th day of September, 2019.

BY: ______________________ -Signature



Name: Dawn Dickson -please print
Authorized Officer

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

Solutions Vending International, Inc. a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Solutions Vending International, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH:" so that, as amended said Article shall be and read as follows:

"The total number of shares of stock which the corporation is authorized to issue is 70,000,000 shares of common stock having a par value of $0.001 per share. 30,000,000 of which are Class A Common Stock having a par value of $0.001 per share, 20,000,000 of which are Class B Common Stock having a par value of $0.001 per share, and 20,000,000 of which are Class C Common Stock having a par value of $0.001 per share."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Solutions Vending International, Inc. has caused this certificate to be signed by an authorized officer, this 1st day of October, 2019.



BY: [signature] -Signature

Name: Dawn Dickson -please print
Authorized Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:10 PM 10/02/2019
FILED 03:10 PM 10/02/2019
SR 20197345951 - File Number 6382953

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:26 PM 01/03/2020
FILED 01:26 PM 01/03/2020
SR 20200046847 - File Number 6382953

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

Solutions Vending International, Inc., a corporation organized and existing under and by the virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Solutions Vending International, Inc. a resolution was duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and in the best interest of said corporation, and presenting said resolution to all stockholders eligible to vote of said corporation for consideration and execution by a written consent thereof. The resolution set forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH:" so that, as amended said Article shall be and read as follows:

"The total number of shares of stock which the corporation is authorized to issue is 60,000,000 shares of common stock. 40,000,000 of which are Class A Common Stock having a par value of $0.001 per share, and 20,000,000 of which are Class B Common Stock having a par value of $0.001 per share."

SECOND: That thereafter, pursuant to said resolutions of its Board of Directors, said resolutions were presented to, and accepted by, stockholders eligible to vote of said corporation for execution by a written consent in accordance with Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Solutions International Vending, Inc. has caused this certificate to be signed by an authorized officer this 30th day of December, 2019.

BY: ______________________



Name: Dawn Dickson
Authorized Officer